Exhibit 99.2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONNECTED TRANSACTION

DISPOSAL OF A SUBSIDIARY

INTRODUCTION

The Board is pleased to announce that the Company has entered into the Equity Transfer Agreement with Liaohe Bureau Company on 20 June 2022. Pursuant to the Equity Transfer Agreement, the Company has agreed to transfer the 100% equity interests of Liaohe Gas Storage Company held by the Company to Liaohe Bureau Company, and Liaohe Bureau Company has agreed to pay consideration of approximately RMB1,287.7565 million in cash to the Company. Upon the completion of the Disposal, Liaohe Gas Storage Company will cease to be a subsidiary of the Company.

LISTING RULES IMPLICATIONS

As at the date of the announcement, CNPC is the controlling Shareholder and a connected person of the Company under Chapter 14A of the Listing Rules. Liaohe Bureau Company is a wholly-owned subsidiary of CNPC and thus constitutes a connected person of the Company by virtue of being an associate of CNPC. Accordingly, the transaction contemplated under the Equity Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Since the highest applicable percentage ratio (as defined under Rule 14.07 of the Listing Rules) for the transaction contemplated under the Equity Transfer Agreement exceeds 0.1% but is less than 5%, the transaction contemplated under the Equity Transfer Agreement is subject to the reporting and announcement requirements under the Chapter 14A of the Listing Rules, but exempted from the circular and independent Shareholders’ approval requirements.

I.	INTRODUCTION

The Board is pleased to announce that the Company has entered into the Equity Transfer Agreement with Liaohe Bureau Company on 20 June 2022. Pursuant to the Equity Transfer Agreement, the Company has agreed to transfer the 100% equity interests of Liaohe Gas Storage Company held by the Company to Liaohe Bureau Company, and Liaohe Bureau Company has agreed to pay consideration of approximately RMB1,287.7565 million in cash to the Company. Upon the completion of the Disposal, Liaohe Gas Storage Company will cease to be a subsidiary of the Company.

II.	DISPOSAL

1.	PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL AND THE EQUITY TRANSFER AGREEMENT

Effective Date	:	20 June 2022

Parties	:	the Company (as the transferer) Liaohe Bureau Company (as the transferee)

Target Company	:

Liaohe Gas Storage Company was incorporated as a limited liability company on 30 November 2021 under the laws of the PRC, with registered capital of RMB30.0 million. Liaohe Gas Storage Company is a wholly-owned subsidiary of the Company, principally engaged in the operation and management of the Gas Storage Supporting Assets (as defined below).

According to the management accounts of Liaohe Gas Storage Company prepared in accordance with the China Accounting Standards:

(i) as of 31 December 2021, its net assets amounted to approximately RMB30.0003 million; and

(ii) for the year ended 31 December 2021, both of its net profits before and after tax amounted to RMB250.

The Company, as the shareholder of Liaohe Gas Storage Company, made assets contribution with the gas storage supporting assets (the “Gas Storage Supporting Assets”), including but not limited to gas-storage related fixed assets, such as houses, gas wells, pipelines, natural gas injection and production equipment and other gas-storage supporting equipment, to Liaohe Gas Storage Company in April 2022.

Assuming that, as of the periods set out below, Liaohe Gas Storage Company had already held the Gas Storage Supporting Assets and/or had been established, the financial information of Liaohe Gas Storage Company as at the dates indicated / for the periods indicated below under the China Accounting Standards is set out as follows:

(i) as of 31 December 2020, its net assets amounted to approximately RMB1,244.3275 million; for the year ended 31 December 2020, both of the profits before and after tax amounted to approximately RMB11.6290 million; and

(ii) as of 31 December 2021, its net assets amounted to approximately RMB1,254.4043 million; and for the year ended 31 December 2021, both of the profits before and after tax amounted to approximately RMB10.0768 million.

Disposal	:	The Company will transfer, and Liaohe Bureau Company will acquire the 100% equity interests of the Liaohe Gas Storage Company.

Consideration and Determination Basis	:

The Equity Transfer Agreement was negotiated and entered into on an arm’s length and on normal commercial terms. Pursuant to the Equity Transfer Agreement, Liaohe Bureau Company will pay consideration to the Company of approximately RMB1,287.7565 million in cash.

The above consideration was determined based on the appraisal report prepared by an independent valuer, China United Assets Appraisal Group Co., Ltd. The Appraisal Benchmark Date was 30 June 2021, and it was assumed that on the Appraisal Benchmark Date, Liaohe Gas Storage Company had been established and had held the Gas Storage Supporting Assets. The appraisal was based on the asset-based approach. As at the Appraisal Benchmark Date, the book value of the net assets of Liaohe Gas Storage Company amounted to RMB1,247.6443 million and the appraisal value amounted to RMB1,287.7565 million, with RMB40.1122 million in value appreciation and a value appreciation rate of 3.22%.

Payment Schedule	:	Liaohe Bureau Company shall pay 30% of the above consideration within five business days from the Effective Date, and pay the remaining consideration within one year from the Effective Date.

Closing	:	Liaohe Bureau Company and the Company shall co-operate together with Liaohe Gas Storage Company to complete the registration of the change of the Disposal, which is expected to be within 30 business days from the Effective Date of the Equity Transfer Agreement.

2.	THE REASONS FOR THE DISPOSAL AND THE BENEFIT TO THE COMPANY

The Board considers that the Disposal is in line with the development strategies of the Company as a whole due to the following reasons.

The Company could benefit from the unified management and operation of gas storage assets in Liaohe gas storage complex. The substantial part of Liaohe gas storage complex is held, operated and invested by Liaohe Bureau Company. As an integral part of the Liaohe gas storage complex, the Gas Storage Supporting Assets held by Liaohe Gas Storage Company are not able to operate independently and the independent operation will reduce the scale effect of the unified management and operation. The efficiency of the operation and management of Liaohe gas storage complex is expected to enhance upon the completion of the Disposal.

The Company could focus on its core business segments. The gas storage business is not the core business of the Company. With regard to such business, the investment scale is large, there is no mature commercial operation mode at present, and the rate of return is low. It will incur a large amount of subsequent investment of Gas Storage Supporting Assets. The Disposal could help increase the cash of the Company and alleviate the future capital expenditure of the Company.

Based on reasons above, the Board (including the independent non-executive Directors) considers that the terms and conditions of the Disposal and the Equity Transfer Agreement are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

3.	FINANCIAL IMPACTS FROM THE DISPOSAL

The Company expects to record a gain before tax of approximately RMB1,287.7565 million in relation to the Disposal. Upon the completion of the Disposal, Liaohe Gas Storage Company will cease to be a subsidiary of the Company. The financial results of Liaohe Gas Storage Company will not be consolidated into the Group’s financial statements after the completion of the Disposal.

4.	USE OF PROCEEDS

It is expected that the net proceeds from the Disposal (after deducting all relevant fees and expenses) will be used for general working capital of the Group.

5.	IMPLICATIONS UNDER THE LISTING RULES

As at the date of the announcement, CNPC is the controlling Shareholder and a connected person of the Company under Chapter 14A of the Listing Rules. Liaohe Bureau Company is a wholly-owned subsidiary of CNPC and thus constitutes a connected person of the Company by virtue of being an associate of CNPC. Accordingly, the transaction contemplated under the Equity Transfer Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Since the highest applicable percentage ratio (as defined under Rule 14.07 of the Listing Rules) for the transaction contemplated under the Equity Transfer Agreement exceeds 0.1% but is less than 5%, the transaction contemplated under the Equity Transfer Agreement is subject to the reporting and announcement requirements under the Chapter 14A of the Listing Rules, but exempted from the circular and independent Shareholders’ approval requirements.

Due to their positions in CNPC and/or its associates, each of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Jiao Fangzheng, Mr. Huang Yongzhang. Mr. Ren Lixin and Mr. Xie Jun has abstained from voting on the Board resolution approving the Disposal. Save as disclosed above, none of the Directors has any material interests in the Disposal.

6.	INFORMATION OF THE PARTIES

(i)	The Company

The Company was incorporated as a joint stock company limited by shares in the PRC on 5 November 1999 under the laws of the PRC. The Company principally engages in the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

(ii)	Liaohe Bureau Company

Liaohe Bureau Company is a wholly-owned subsidiary of CNPC, the controlling shareholder of the Company, and is a connected person of the Company. It was incorporated as a limited liability company on 11 December 1984 in the PRC under the laws of the PRC. Liaohe Bureau Company principally engages in the engineering construction business, engineering technical service, goods supply, gas injection and production, etc.

(iii)	Liaohe Gas Storage Company

Please see the section headed “Disposal—principal terms and conditions of the Disposal and the Equity Transfer Agreement – target company” in this announcement for the information of Liaohe Gas Storage Company.

III.	DEFINITION

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“ADSs”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 100 H Shares

“Appraisal Benchmark Date”	30 June 2021, being the appraisal benchmark date in the appraisal report prepared by China United Assets Appraisal Group Co., Ltd. in relation to the appraisal of Liaohe Gas Storage Company

“associate(s)”	has the meanings ascribed to it under the Listing Rules

“Board”	the board of Directors

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團有限公司), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated on 5 November 1999 under the laws of the PRC, the H shares of which are listed on the Hong Kong Stock Exchange with ADS(s) listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“connected person”	has the meanings ascribed to it under the Listing Rules

“controlling shareholder”	has the meanings ascribed to it under the Listing Rules

“Director(s)”	directors of the Company

“Disposal”	the disposal under the Equity Transfer Agreement

“Effective Date”	20 June 2022, being the date when the Equity Transfer Agreement was executed and became effective

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shares”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H share(s) and the underlying ADS(s)

“Liaohe Bureau Company”	Liaohe Petroleum Exploration Bureau Co., Ltd., a limited liability company incorporated on 11 December 1984 under the laws of the PRC and a wholly-owned subsidiary of CNPC

“Liaohe Gas Storage Company”	Liaohe Oilfield (Panjin) Gas Storage Co., Ltd., a limited liability company incorporated on 30 November 2021 under the laws of the PRC and a wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of shares of the Company

“Equity Transfer Agreement”	the equity transfer agreement in relation to the Disposal entered into between the Company and Liaohe Bureau Company on 20 June 2022

“subsidiary(ies)”	has the meanings ascribed to it under the Listing Rules

“%”	percent

By order of the Board
PetroChina Company Limited
Secretary to the Company
Chai Shouping

Beijing, the PRC

20 June 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.